UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 12, 2020, regarding the update of Natura Cosméticos’ Reference Form in light of the adjustment to the composition of its management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 13, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2020, regarding the update of Natura Cosméticos’ Reference Form in light of the adjustment to the composition of its management.

NATURA COSMÉTICOS S.A. Publicly-Held Company CNPJ/MF n° 71.673.990/0001-77 NIRE 35.300.143.183	NATURA &CO HOLDING S.A. Publicly-Held Company CNPJ/MF n° 32.785.497/0001-97 NIRE 35.300.531.582

NOTICE TO THE MARKET

Update of Natura Cosméticos’ Reference Form in light of the adjustment to the composition of its management

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co”) inform their investors and the market that, on this date, Natura Cosméticos updated its Reference Form in order to reflect the new composition of its management.

The new composition was approved in an extraordinary general meeting and in a board of directors’ meeting of Natura Cosméticos carried out on March 3, 2020, that also approved the conversion of Natura Cosméticos’ listing registration to a Category “B” listing registration (applicable to debt issuers) and the restatement of its bylaws.

These changes were carried out in the context of the corporate reorganization pursuant to which Natura Cosméticos, a wholly owned subsidiary of Natura &Co., will request the conversion of its listed company registration at the CVM to Category “B”, considering that its controlling shareholder, Natura &Co., is already registered at the CVM under Category “A” (applicable to equity and debt issuers) and listed at B3’s Novo Mercado segment.

Under the new composition of Natura Cosméticos’s management, Roberto Marques, Executive Chairman of the Board of Directors of Natura &Co, was elected Chairman of its Board of Directors.

José Antônio de Almeida Filippo, the Group’s CFO and the Financial and Investor Relations Officer of Natura &Co, and Itamar Gaino Filho, Legal Head of the Group and Legal and Compliance Director of Natura &Co, were appointed as members of the Board of Directors of Natura Cosméticos, ceasing to be statutory officers of Natura Cosméticos.

João Paulo Ferreira, Latin America CEO of Natura &Co, continues as CEO of Natura Cosméticos and will also be the CFO and Investor Relations Officer and also a member of the Board of Directors of Natura Cosméticos.

Ana Beatriz Macedo da Costa was appointed Chief Legal Officer of Natura Cosméticos.

In this sense, the Board of Directors and the Executive Office of Natura Cosméticos will comprise the following individuals:

Board of Directors

Name	Position
Roberto Oliveira Marques	Chairman of the Board
João Paulo Brotto Gonçalves Ferreira	Member of the Board
José Antônio de Almeida Filippo	Member of the Board
Itamar Gaino Filho	Member of the Board

Executive Office

Name	Position
João Paulo Brotto Gonçalves Ferreira	Chief Executive Officer and Chief Financial and Investor Relations Officer
Ana Beatriz Macedo da Costa	Chief Legal Officer
Erasmo Toledo	Chief Executive Operational and Business Officer
Andréa Figueiredo Teixeira Álvares	Chief Executive Operational Marketing, Innovation and Sustainability Officer

São Paulo, March 12, 2020.

JOSÉ ANTONIO DE ALMEIDA       JOÃO PAULO BROTTO GONÇALVES FILIPPO       FERREIRA

Chief Financial and Investor Relations       Chief Executive Officer and Chief Officer of Natura &Co       Financial and Investor Relations Officer of Natura Cosméticos